UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-41045

CUSIP Number: 62857X101

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I – REGISTRANT INFORMATION

Mynaric AG

Full Name of Registrant

N/A

Former Name if Applicable

Bertha-Kipfmüller-Str. 2-8

Address of Principal Executive Office (Street and Number)

81249 Munich, Germany
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

□	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mynaric AG (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 by the prescribed due date.

On February 7, 2025, Mynaric announced the initiation of proceedings under the German Corporate Stabilization and Restructuring Act (Gesetz über den Stabilisierungs- und Restrukturierungsrahmen für Unternehmen) at the end of which, if approved by the competent restructuring court, Mynaric will only have one remaining shareholder. As a consequence of the proceedings under the German Corporate Stabilization and Restructuring Act, the Company requires additional time to prepare and review its financial statements for the year ended December 31, 2024, and have such financial statements audited.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Andreas Reif	+49 (0) 89	5589 428 0
	(Name)	(Area code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mynaric AG

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2025	By:	/s/ Joachim Horwath
	Name:	Joachim Horwath
	Title:	Chief Technology Officer

Date: April 30, 2025	By:	/s/ Andreas Reif
	Name:	Andreas Reif
	Title:	Chief Restructuring Officer